AMEX:ROY	NR 07-02
TSX:IRC	January 18, 2007

INTERNATIONAL ROYALTY TO RAISE CAD$40 MILLION IN BOUGHT DEAL FINANCING

DENVER, COLORADO – January 18, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) is pleased to announce that it has entered into an agreement with a syndicate of Canadian underwriters that have agreed to purchase, on a bought deal basis, 7,408,000 units of the Company (“Units”) at a price of CAD$5.40 per Unit for aggregate proceeds of approximately CAD$40 million.  Each Unit will be comprised of one common share and one half of one common share purchase warrant.

Each whole warrant will entitle the holder to purchase one common share at an exercise price of CAD$6.50 per share for a period of nine months from the closing of the financing, or at an exercise price of CAD$7.00 per share after nine months of closing and up until eighteen months from closing of the financing.

The terms of the financing also include provisions calling for automatic expiry if the warrants are not exercised within 20 days of notice upon the trading of the common shares of the Company above CAD$8.00 during 20 consecutive trading days during the first nine-month period, or above CAD$8.50 during the period after nine months and up until 18 months of closing.   The underwriters will also have an option, exercisable for a period of 15 days following the closing date, to purchase up to an additional 926,000 Units on the same terms and conditions to cover over-allotments and for market stabilization purposes.

The Units to be issued under this financing will be offered (i) by way of a short from prospectus in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and such other provinces as may be agreed to by the Company and the Underwriters; (ii) in the United States on a private placement basis pursuant to an exempton from the registration requirements of the United States Securities Act of 1933, as amended; and (iii) in certain jurisdictions in Europe to qualifed investors on a private placement basis.

The financing is scheduled to close on or about February 15, 2007, and is subject to the execution of a definitive underwriting agreement, customary due diligence, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.  Proceeds of the financing will be used to fund a portion of the remaining interest to be acquired by the Company of the Pascua sliding-scale royalty interest in the Pascua-Lama project owned by Barrick Gold, and for working capital and general corporate purposes.   Closing of the first portion of the Pascua royalty acquisition was concluded on January 12, 2007, as previously announced.

The securities being offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons without registration unless an exemption from registration is available.  This news release does not constitute an offer for sale of securities in the United States.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale royalty in the Pascua gold depisit in Chile, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to the anticipated terms of the Units and warrants, the use of proceeds, the expectations related to the Pascua-Lama project, the acquisition of the Pascua sliding-scale royalty interest and other statements that are not historical facts.  Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to the Company’s royalty interest in projects; market fluctuations in prices for securities; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; satisfactory completion of due diligence and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.